Exhibit 99.1

Mobilicom and Palladyne AI Partner to Deliver Cybersecure Autonomy for Drones, Industrial Robots and Other Unmanned Systems

Each party to offer Palladyne™AI’s embodied neuro-symbolic artificial intelligence Software bundled with Mobilicom’s OS3 cybersecurity solution

Palo Alto, California, and Salt Lake City, Utah, June 26, 2025 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom”), a provider of cybersecurity and robust solutions for drones and robotics, and Palladyne AI Corp. (Nasdaq: PDYN) (“Palladyne AI”), a developer of embodied neuro-symbolic artificial intelligence software for robotic platforms and unmanned systems in the defense and commercial sectors, today announced they entered a cooperation agreement to offer to their respective customers the bundled solution of Palladyne AI’s Pilot autonomy software for uncrewed aerial vehicles (UAVs) and Palladyne’s IQ autonomy software for industrial robots and cobots combined with Mobilicom’s OS3 (Operational Security, Safety, and Standards compliance) cybersecurity software.

“We’ve partnered with Palladyne AI to deliver a powerful software solution that is critical for mission success, whether that be on the battlefield or on the manufacturing line. A unified solution combining the strengths of our platforms will deliver unprecedented autonomous operations securely, protected from hostile threats, even in the most challenging tactical settings,” stated Mobilicom CEO and Founder Oren Elkayam. “We have already identified a number of our current customers who have expressed interest in putting the capabilities of the bundled product to work.”

“This collaboration agreement with Mobilicom’s OS3 cybersecurity allows both of our companies to offer a highly differentiated, best-in-class bundled secure solution for AI-driven autonomous hardware systems,” said Ben Wolff, CEO, Palladyne AI. “The combination of products provides enhanced performance and threat protection for both companies’ current and prospective customers.”

Palladyne Pilot scales the operational effectiveness of tactical UAV missions through enhanced human-machine synergy and by transforming UAVs into autonomous collaborative assets by enabling persistent detection, tracking, and classification of objects of interest by synthesizing multi-modal sensor fusion data in real-time. Palladyne™ IQ for industrial robotics uses AI and ML to provide human-like reasoning capabilities to perceive and adapt to changes in the real-world environment, making robots smarter and ready to handle jobs that have historically been too complex to automate.

Mobilicom’s OS3 provides groundbreaking cybersecurity for next-generation AI-driven drones through continuous monitoring, detection, alarm, and prevention of threats during the entire mission. Its multi-layered architecture implements advanced intrusion detection systems (IDS) and intrusion prevention systems (IPS) that prevent tampering, data theft, and unauthorized access in real-time. Designed for complex operations, OS3 enables continuous resilience through proactive threat detection and automated response while ensuring regulatory compliance.

About Palladyne AI Corp.

Palladyne AI Corp. (NASDAQ: PDYN) has developed advanced artificial intelligence (AI) and machine learning (ML) foundational technology and related software products poised to revolutionize the capabilities of robots, enabling them to observe, learn, reason, and act in a manner akin to human intelligence. Our AI and ML software foundational technology empowers robots to perceive variations or changes in the real-world environment, enabling them to autonomously maneuver and manipulate objects accurately in response.

Palladyne AI software products operate on the edge and dramatically reduce the significant effort required to program and deploy robots enabling industrial robots and collaborative robots (cobots) to quickly achieve autonomous capabilities even in dynamic and or complex environments. Designed to achieve precise results with minimal training time, limited data sets, and lower power requirements, compared to current state-of-the-art solutions, Palladyne AI believes its software has wide application, including in industries such as automotive, aviation, construction, defense, general manufacturing, infrastructure inspection, logistics and warehousing. Its applicability extends beyond traditional robotics to include Unmanned Aerial Vehicles (UAVs), Unmanned Ground Vehicles (UGVs), and Remotely Operated Vehicles (ROVs). Palladyne AI’s approach is expected to elevate the return on investment associated with a diverse range of machines that are fixed, fly, float, or roll.

By enabling autonomy, reducing programming complexity, and enhancing efficiency, Palladyne AI is paving the way for a future where machines can excel in tasks that were once considered beyond their reach.

For more information, please visit www.palladyneai.com and connect with us on LinkedIn at www.linkedin.com/company/palladyneaicorp.

Palladyne AI Corp PR and Investor Contacts:

Press Contact:

PR@palladyneai.com

Investor Contact:

IR@palladyneai.com

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the capabilities or future capabilities of Palladyne AI’s Pilot and IQ products generally, the benefits of the software platform and products and the industries that could benefit from them, the impact of the software platform and products on robotics and the applicability of the software platform to different kinds of machines (such as UAVs, UGVs and ROVs and different available industrial robots); the capabilities or future capabilities of Mobilicom’s OS3 cybersecurity software and other technologies generally, including cybersecurity, software, hardware, and professional services; the capabilities or future capabilities of Palladyne AI’s and Mobilicom’s bundled product, the successful bundling of the products, the benefits of the bundled product, the industries that could benefit from it, the applicability of the bundled product to different kinds of machines (such as UAVs, UGVs and ROVs) and the customers who have expressed interest in putting the capabilities of the bundled product to work. Forward-looking statements are inherently subject to substantial risks, uncertainties and assumptions. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including statements concerning possible or assumed future actions (including collaborations), business strategies, events or results of operations. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “continues,” “could,” “estimate,” “forecasts,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “scheduled,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. These forward-looking statements are based on Palladyne AI’s and Mobilicom’s current expectations and beliefs and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. There can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements contained in this announcement are made as of this date, and Palladyne AI and Mobilicom are under no obligation and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law.

Readers should carefully review the statements set forth in the reports which Palladyne AI and Mobilicom has each filed or will file from time to time with the Securities and Exchange Commission (the “SEC”), in particular the risks and uncertainties set forth in the sections of those reports entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” for a description of risks facing Palladyne AI and Mobilicom and that could cause actual events, results or performance to differ from those indicated in the forward-looking statements contained herein. The documents filed by Palladyne AI and Mobilicom with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

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